SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GenCorp Inc.
(Name of Subject Company and Filing Persons (Issuer))

4.0625% Convertible Subordinated Debentures due 2039
(Title of Class of Securities)

368682 AN 0
(CUSIP Number of Class of Securities)

Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary
2001 Aerojet Road
Rancho Cordova, CA 95742
(916) 355-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Steve Wolosky, Esq.
Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022-1106
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$136,357,623.44	$17,562.86

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the repurchase of all outstanding 4.0625% Convertible Subordinated Debentures due 2039 for the principal amount outstanding plus accrued and unpaid interest up to but excluding December 31, 2014.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable		Filing Party: Not Applicable
Form or Registration No.: Not Applicable		Date Filed: Not Applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of December 21, 2009 (the “Indenture”), between GenCorp Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., a national banking association organized under the laws of the United States of America, as trustee, for the Company’s 4.0625% Convertible Subordinated Debentures due 2039 (the “Debentures”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder (each a “Holder”) of the Debentures to require the Company to repurchase all or a portion of its Debentures on December 31, 2014, as set forth in the Company Repurchase Notice to Holders of Debentures, dated October 2, 2014 (the “Optional Repurchase Notice”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company is the issuer of the Debentures and is obligated to repurchase all of the Debentures that are properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture, the Debentures and the Company’s Optional Repurchase Notice.  The Debentures are currently convertible into shares of common stock, $0.10 par value, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures.

The Company maintains its principal executive offices at 2001 Aerojet Road, Rancho Cordova, California 95742 and the telephone number there is (916) 355-4000.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company’s Optional Repurchase Notice is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

(a)	Financial Information.

The following financial statements and financial information are incorporated herein by reference: (i) the financial information set forth in Item 8, “Consolidated Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10−K for the fiscal year ended November 30, 2013, filed with the Securities and Exchange Commission (“SEC”) on February 7, 2014, and (ii) the financial statements of the Company set forth in its Quarterly Report on Form 10−Q for the quarter ended May 31, 2014, filed with the SEC on July 9, 2014.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding the Company’s ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before income taxes and fixed charges, and (ii) fixed charges consist of interest expense, which includes amortization of deferred financing costs and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	Year Ended November 30,		Six months ended May 31,
	2012	2013	2013	2014
Ratio of Earnings to Fixed Charges	1.5	(A)	(B)	(B)

(A)
Due to the Company’s loss for the fiscal year ended November 30, 2013, the ratio coverage was less than 1:1 for such period. The Company would have had to generate additional earnings of $26.2 million for the fiscal year ended November 30, 2013 to have achieved a coverage ratio of 1:1.

(B)
Due to the Company’s loss for the six months ended May 31, 2013 and 2014, the ratio coverage was less than 1:1 for such period.  The Company would have had to generate additional earnings of $18.8 million and $49.7 million for the six months ended May 31, 2013 and 2014, respectively, to have achieved a coverage ratio of 1:1.

The Company’s book value per share as of May 31, 2014 is ($0.86).

(b)	Pro Forma Information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial statements presented as of and for the six months ended May 31, 2014 and for the fiscal year ended November 30, 2013, include historical consolidated financial information of GenCorp Inc. (the “Company”) that has been derived from its historical consolidated financial statements as of and for the six months ended May 31, 2014, and for the fiscal year ended November 30, 2013.

The unaudited pro forma condensed consolidated statements of operations for the six months ended May 31, 2014, and for the year ended November 30, 2013, give effect to the conversion of the Company’s 4.0625% Convertible Subordinated Debentures (“4 1⁄16% Debentures”) into shares of the Company’s common stock as if it had occurred on December 1, 2012, the first day of the Company’s prior fiscal year. The unaudited pro forma condensed consolidated balance sheet gives effect to the conversion of the 4 1⁄16% Debentures into shares of the Company’s common stock as if it had occurred on May 31, 2014.

The historical financial statements have been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are (i) directly attributable to the conversion of the 4 1⁄16% Debentures; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations, expected to have a continuing impact on the consolidated results, including the Company’s acquisition of United Technologies Corporation’s  Rocketdyne Business on June 14, 2013.

The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only, and are not necessarily indicative of future results of operations or financial position.

GenCorp Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Six Months Ended May 31, 2014

	Six months ended May 31, 2014	Pro forma Adjustments(1)		Pro forma six months ended May 31, 2014
	(In millions, except per share amounts)
Net sales	$732.8	$—		$732.8
Operating costs and expenses:
Cost of sales (exclusive of items shown separately below)	653.0	—		653.0
Selling, general and administrative	18.4	—		18.4
Depreciation and amortization	30.2	—		30.2
Loss on debt repurchased	50.8	—		50.8
Other expense, net	5.1	—		5.1

Total operating costs and expenses	757.5	—		757.5
Operating (loss) income	(24.7)	—		(24.7)
Non-operating expense:
Interest expense	25.0	(3.3)	(A)	21.7

Total non-operating expense	25.0	(3.3)		21.7
Loss from continuing operations before income taxes	(49.7)	3.3		(46.4)
Income tax provision	1.8	0.2	(C)	2.0
Loss from continuing operations	$(51.5)	$3.1		$(48.4)

Loss Per Share of Common Stock
Basic and Diluted:
Loss per share from continuing operations	$(0.88)			$(0.61)

Weighted average shares of common stock outstanding, basic and diluted	58.7			79.2

(1)	See Note 4—Unaudited Pro Forma Adjustments for explanation of adjustments.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

GenCorp Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Fiscal Year Ended November 30, 2013

	Year ended November 30, 2013	Pro forma Adjustments(1)		Pro forma year ended November 30, 2013
	(In millions, except per share amounts)
Net sales	$1,383.1	$379.6	(B)	$1,762.7
Operating costs and expenses:
Cost of sales (exclusive of items shown separately below)	1,229.6	311.5	(B)	1,541.1
Selling, general and administrative	53.6	20.2	(B)	73.8
Depreciation and amortization	43.8	12.0	(B)	55.8
Loss on debt repurchased	5.0	—	(B)	5.0
Other expense, net	28.8	(14.2)	(B)	14.6
Total operating costs and expenses	1,360.8	329.5		1,690.3
Operating income	22.3	50.1		72.4
Non-operating (income) and expense:
Interest expense	48.7	(8.1)	(A), (B)	40.6
Interest income	(0.2)	—		(0.2)
Total non-operating expenses, net	48.5	(8.1)		40.4
(Loss) income from continuing operations before income taxes	(26.2)	58.2		32.0
Income tax benefit	(193.9)	10.2	(C), (B)	(183.7)

Income from continuing operations	$167.7	$48.0		$215.7

Income Per Share of Common Stock
Basic:
Income per share from continuing operations	$2.76			$2.59

Diluted:
Income per share from continuing operations	$2.11			$2.58

Weighted average shares of common stock outstanding	59.6			81.7

Weighted average shares of common stock outstanding, assuming dilution	81.9			81.9

(1)	See Note 4—Unaudited Pro Forma Adjustments for explanation of adjustments.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

GenCorp Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of May 31, 2014

	May 31, 2014	Pro forma Adjustments(1)		Pro forma May 31, 2014
	(In millions)
ASSETS
Current Assets
Cash and cash equivalents	$120.7	$—		$120.7
Accounts receivable	191.7	—		191.7
Inventories	131.9	—		131.9
Recoverable from the U.S. government and other third parties for environmental remediation costs	21.0	—		21.0
Receivable from Northrop Grumman Corporation (“Northrop”)	6.0	—		6.0
Deferred income taxes	16.2	—		16.2
Other receivables, prepaid expenses and other	19.6	—		19.6
Income taxes	10.7	0.2	(D)	10.9
Total Current Assets	517.8	0.2		518.0
Noncurrent Assets
Property, plant and equipment, net	370.6	—		370.6
Real estate held for entitlement and leasing	83.2	—		83.2
Recoverable from the U.S. government and other third parties for environmental remediation costs	81.5	—		81.5
Receivable from Northrop	73.2	—		73.2
Goodwill	164.4	—		164.4
Intangible assets	128.9	—		128.9
Deferred income taxes	170.2	—		170.2
Other noncurrent assets, net	85.8	(0.5)	(E)	85.3
Total Noncurrent Assets	1,157.8	(0.5)		1,157.3
Total Assets	$1,675.6	$(0.3)		$1,675.3

LIABILITIES, REDEEMABLE COMMON STOCK, AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Short-term borrowings and current portion of long-term debt	$4.2	$—		$4.2
Accounts payable	94.5	—		94.5
Reserves for environmental remediation costs	36.0	—		36.0
Postretirement medical and life insurance benefits	7.2	—		7.2
Advance payments on contracts	110.5	—		110.5
Other current liabilities	178.7	(2.4)	(F)	176.3
Total Current Liabilities	431.1	(2.4)		428.7
Noncurrent Liabilities
Long-term debt	778.8	(143.0)	(G)	635.8
Reserves for environmental remediation costs	127.7	—		127.7
Pension benefits	252.7	—		252.7
Postretirement medical and life insurance benefits	57.5	—		57.5
Other noncurrent liabilities	76.8	—		76.8
Total Noncurrent Liabilities	1,293.5	(143.0)		1,150.5
Total Liabilities	1,724.6	(145.4)		1,579.2
Commitments and Contingencies
Redeemable common stock	0.1	—		0.1
Total shareholders’ (deficit) equity	(49.1)	145.1	(H)	96.0

Total Liabilities, Redeemable Common Stock and Shareholders’ (Deficit) Equity	$1,675.6	$(0.3)		$1,675.3

(1)	See Note 4—Unaudited Pro Forma Adjustments for explanation of adjustments.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

GenCorp Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1. Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated financial statements presented as of and for the six months ended May 31, 2014, and for the fiscal year ended November 30, 2013, include historical consolidated financial information of GenCorp Inc. (the “Company”) that has been derived from its historical consolidated financial statements as of and for the six months ended May 31, 2014, and for the fiscal year ended November 30, 2013.

The unaudited pro forma condensed consolidated statements of operations for the six months ended May 31, 2014, and for the year ended November 30, 2013, give effect to the conversion of the Company’s 4.0625% Convertible Subordinated Debentures (“4 1⁄16% Debentures”) into shares of the Company’s common stock as if it had occurred on December 1, 2012, the first day of the Company’s prior fiscal year. The unaudited pro forma condensed consolidated balance sheet gives effect to the conversion of the 4 1⁄16% Debentures into shares of the Company’s common stock as if it had occurred on May 31, 2014.

The historical financial statements have been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are (i) directly attributable to the conversion of the 4 1⁄16% Debentures; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations, expected to have a continuing impact on the consolidated results, including the Company’s acquisition of United Technologies Corporation’s  Rocketdyne Business on June 14, 2013.

The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only, and are not necessarily indicative of future results of operations or financial position.

Note 2. Pro Forma Book Value Per Share

Pro forma book value per share is as follows (in millions, except per share amount):

Pro forma May 31, 2014
Total common shareholders’ equity	$96.0
Common shares outstanding	72.7
Book value per share	$1.32

Note 3.  4.0625% Convertible Subordinated Debentures

In December 2009, Company issued $200 million in aggregate principal amount of 4 1⁄16%Debentures in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.  Each holder of the 4 1⁄16% Debentures may convert the 4 1⁄16%Debentures into shares of the Company’s common stock at a conversion rate of 111.0926 shares per $1,000 principal amount, representing a conversion price of approximately $9.00 per share, subject to adjustment.

Each holder may require the Company to purchase all or part of the 4 1⁄16% Debentures on December 31, 2014, 2019, 2024, 2029 and 2034 at an optional repurchase price equal to (1) 100% of the principal amount, plus (2) accrued and unpaid interest, if any, up to, but excluding, the date of repurchase.  The Company may elect to pay the optional repurchase price in cash, shares of the Company’s common stock in value equal to the settlement amount, or a combination of cash and shares of the Company’s common stock, at the Company’s option, subject to certain conditions.

Issuance of the 4 1⁄16% Debentures generated net proceeds of $194.1 million, which were used to repurchase long-term debt and other debt related costs.

Repurchases of the 4 1⁄16% Debentures have been as follows (in millions):

	Principal amount repurchased	Cash repurchase price	Write-off of deferred financing costs	Loss on repurchases
Year ended November 30, 2013	$5.2	$(10.1)	$(0.1)	$(5.0)
Six months ended May 31, 2014	$50.2	$(100.8)	$(0.2)	$(50.8)

Note 4. Unaudited Pro Forma Adjustments

Unaudited Pro Forma Condensed Consolidated Statements of Operations

The following adjustments have been reflected in the unaudited pro forma condensed consolidated statements of operations for the six months ended May 31, 2014, and the year ended November 30, 2013.

(A)	To record the adjustments to interest expense on the 4 1⁄16% Debentures.

(B)	To record the impact of the acquisition of the Pratt & Whitney Rocketdyne division (the “Rocketdyne Business”).

In July 2012, the Company signed a stock and asset purchase agreement (the “Original Purchase Agreement”) with United Technologies Corporation (“UTC”) to acquire the Rocketdyne Business from UTC for $550 million (the “Acquisition”). On June 12, 2013, the Company and UTC entered into an amended and restated stock and asset purchase agreement (the “Amended and Restated Purchase Agreement”), which amended and restated the Original Purchase Agreement, as amended. On June 14, 2013, the Company completed the acquisition of substantially all of the Rocketdyne Business pursuant to the Amended and Restated Purchase Agreement.

The unaudited pro forma condensed consolidated statements of operations for the year ended November 30, 2013 gives effect to the Acquisition as if it had occurred on December 1, 2012 the first day of the Company’s prior fiscal year. These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of the Rocketdyne Business to reflect depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets, together with the tax effects, as applicable. See additional information on the Acquisition in the Company’s Form 10-K for the year ended November 30, 2013, filed with the Securities and Exchange Commission on February 7, 2014, which is incorporated herein by reference.

(C)	To record adjustment to income taxes for reversal of amortization of deferred financing fees related to the 4 1⁄16% Debentures.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

The following adjustments have been reflected in the unaudited pro forma condensed consolidated balance sheet as of May 31, 2014:

(D)	To record adjustment to income taxes payable for reversal of amortization of deferred financing fees related to the 4 1⁄16% Debentures.

(E)	To record the adjustment to other noncurrent assets to remove deferred financing fees related to the 4 1⁄16% Debentures.

(F)	To record the adjustment to other current liabilities to remove accrued interest payable related to the 4 1⁄16% Debentures.

(G)	To record the conversion of 4 1⁄16% Debentures to common stock.

(H)	To record the adjustments to Shareholders’ (Deficit) Equity as follows (in millions):

Record common stock issued upon conversion	$143.0
Adjust income taxes payable	0.2
Reverse deferred financing costs	(0.5)
Reverse accrued interest payable	2.4
Total	$145.1

Note 5. Pro Forma Income Per Share of Common Stock

A reconciliation of the numerator and denominator used to calculate basic and diluted income from continuing operations per share of common stock (“EPS”) is as follows (in millions, except per share amounts):

	Six months ended May 31, 2014	Year ended November 30, 2013
Numerator for Basic and Diluted EPS:
(Loss) income from continuing operations	$(48.4)	$215.7
Income allocated to participating securities	-	(4.1)
(Loss) income from continuing operations for basic and diluted earnings per share	$(48.4)	$211.6
Denominator:
Basic weighted average shares	79.2	81.7
Effect of:
Employee stock options	-	0.2
Diluted weighted average shares	79.2	81.9
Basic EPS:
(Loss) income per share from continuing operations	$(0.61)	$2.59
Diluted EPS:
(Loss) income per share from continuing operations	$(0.61)	$2.58

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred financing costs, interest expense and imputed interest on lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	Pro forma year ended November 30,	Pro forma six months ended May 31,
	2013	2014
Pro Forma Ratio of Earnings to Fixed Charges	1.7	(A)

(A)
Due to a loss in the pro forma six months ended May 31, 2014, the ratio coverage was less than 1:1 for such period. The Company would have had to generate additional earnings of $46.4 million for the six months ended May 31, 2014 to have achieved a coverage ratio of 1:1.

Item 11.  Additional Information.

(a)           Not applicable.

(b)           Not applicable.

Item 12.  Exhibits.

Exhibit Number	Description
(a)(1)	Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 2, 2014.
(a)(5)	Press release issued on October 2, 2014.
(b)	Not applicable.
(d)(1)
Indenture, dated as of December 21, 2009, between GenCorp Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee relating to GenCorp Inc.’s 4.0625% Convertible Subordinated Debentures due 2039 was filed as Exhibit 4.1 to GenCorp Inc.’s Current Report on Form 8-K dated December 21, 2009 and filed on December 21, 2009 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2014	GENCORP INC.

	By:	/s/ Kathleen E. Redd
		Name:	Kathleen E. Redd
		Title:	Vice President, Chief Financial Officer and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 2, 2014.
(a)(5)	Press release issued on October 2, 2014.
(b)	Not applicable.
(d)(1)
Indenture, dated as of December 21, 2009, between GenCorp Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee relating to GenCorp Inc.’s 4.0625% Convertible Subordinated Debentures due 2039 was filed as Exhibit 4.1 to GenCorp Inc.’s Current Report on Form 8-K dated December 21, 2009 and filed on December 21, 2009 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.